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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018** (MM/DD/YY) AND ENDING **12/31/2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LAZARD ASSET MANAGEMENT SECURITIES LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza, 55TH Floor
(No. and street)

New York	**New York**	**10112**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Massaroni **212-632-2654**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:
- ☼ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

LAZARD ASSET MANAGEMENT SECURITIES LLC

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO STATEMENT OF FINANCIAL CONDITION	3-5

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Lazard Asset Management Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lazard Asset Management Securities LLC ("The Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 25, 2019

We have served as the Company's auditor since 2004.

LAZARD ASSET MANAGEMENT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS	
Cash	$ 3,653,113
Restricted cash	100,000
Distribution fees receivable	803,107
Prepaid expenses	410,577
Receivable from broker/dealer	20,041
Receivable from parent	11,862
TOTAL ASSETS	$ 4,998,700
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Distribution fees payable	$ 1,159,076
Accrued expenses	64,408
TOTAL LIABILITIES	1,223,484
MEMBER'S EQUITY	3,775,216
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 4,998,700

See notes to statement of financial condition

1. ORGANIZATION

Lazard Asset Management Securities LLC (the "Company") was organized in the state of Delaware as a limited liability company on May 1, 2003, and commenced operations on April 1, 2004. The Company is a wholly-owned subsidiary of Lazard Asset Management LLC (the "Parent"), a wholly-owned subsidiary of Lazard Frères & Co. LLC. The Parent is the sole member of the Company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the National Futures Association ("NFA") and is registered with the Commodities and Futures Trading Commission ("CFTC") as an Introducing Broker. The Company acts primarily as a distributor of the Parent's mutual funds and as a placement agent for the Parent's private investment funds. The Company also acts as introducing broker on behalf of certain customer accounts through a fully disclosed clearing agreement with Pershing LLC ("Pershing").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates — The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the statement of financial condition. Estimates, by their nature, are based on judgment and available information. Actual results could differ from the estimates.

Accounting estimates reflected in the statement of financial condition include accruals for distribution fees, professional fees, and expenses allocated from the Parent.

Cash — The Company maintains substantially all cash at one major financial institution, which exceeds the FDIC insured amount.

Restricted Cash — The Company maintains a balance on deposit in a restricted cash account as required by the fully disclosed clearing agreement with Pershing.

Prepaid Expenses — Prepaid expenses primarily consist of regulatory registration fees. Such expenses are amortized over a fixed period of time as the benefit is received.

Receivable from Broker/Dealer — Receivable from broker/dealer includes amounts receivable from clearing organizations and receivables from other brokers and dealers for commissions.

Distribution Fees — Pursuant to distribution agreements, the Company acts as the principal underwriter for the open class shares of the Portfolios of The Lazard Funds, Inc., and service class shares of the Portfolios of Lazard Retirement Series, Inc. (collectively, the "Funds"). The Company earns distribution fee revenue equal to 0.25% of the average daily net assets of the Funds. Distribution fees receivable and distribution fees payable represent those fees which are receivable from the Funds and those fees which are payable to third party brokers as of December 31, 2018, respectively.

Fair Value of Financial Assets and Liabilities — Financial assets and liabilities, such as cash, are recorded at fair value or carrying amounts that approximate fair value.

3. INCOME TAXES

As a single member LLC, the Company is a disregarded entity for U.S. federal, state and local income tax purposes. Accordingly, there is no provision for income taxes.

The Company recognizes the tax benefits of any uncertain tax positions only when the position is "more likely than not" to be sustained assuming examination by tax authorities, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company reviews and evaluates tax positions in its major jurisdictions (where the Company is organized or registered to do business) and determines whether or not there are uncertain tax positions that require financial statement recognition. The Company's accounting policy provides that interest and penalties related to income taxes are to be included in income tax expense. As of December 31, 2018, no reserves for uncertain tax positions were required to be recorded. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability has been recorded in the accompanying statement of financial condition.

4. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and, as such, must comply with the rules and regulations thereunder. Pursuant to the net capital provisions of Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness. In addition, the ratio of aggregate indebtedness to net capital may not exceed 15:1. As of December 31, 2018, the Company's net capital and minimum net capital required were $2,549,670 and $81,566, respectively. The Company's aggregate indebtedness to net capital ratio was 0.48:1 as of December 31, 2018.

The Company has entered into an agreement with Pershing LLC ("Pershing"), its clearing broker, which allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of a correspondent (commonly referred to as a "PAIB") and to permit the correspondent to use PAIB in its capital computations.

5. RELATED PARTY TRANSACTIONS

Parent Company Allocation — The Company receives services from its Parent, which provides the use of its employees, facilities and other assets. Expenses incurred by the Parent that are directly related to the Company's distribution activities are specifically allocated to the Company, and other shared costs such as employees, facilities, and other assets are allocated to the Company based on revenues.

Reimbursement From Parent — The Company is reimbursed by its Parent for all operating expenses including the allocated costs noted above. Such reimbursement excludes distribution fee and clearing expenses, as well as those expenses otherwise being reimbursed by its customers. As of December 31, 2018, the Company's receivable from parent related to such reimbursement was $11,862.

Distribution Fees — The Company serves as distributor for certain affiliated investment companies and earns distribution fee revenue for providing such services. Distribution fees earned relating to such services are described in Note 2 to the statement of financial condition. The Company's distribution fees receivable as of December 31, 2018 was $803,107.

6. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date of issuance of this statement of financial condition. Based on such evaluation, no events were discovered that required disclosure or adjustment to the statement of financial condition.

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